January 19, 2007


United States Securities and
Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attn:  John P. Nolan
       Accounting Branch Chief

                     Re:   Carrollton Bancorp (the "Company")
                           Form 10-K for the fiscal year ended December 31, 2005 Filed March 24, 2006
                           Form 10-Q for fiscal quarter ended September 30, 2006 File No. 000-23090
                           -----------------------------------------------------

Dear Mr. Nolan:

     This will acknowledge receipt of, and thank you for, your letter of December 15, 2006 (the "Comment Letter") containing your comments on the above-referenced filings (the "December 31, 2005 Form 10-K"; the "September 30, 2006 Form 10-Q").

     We have the  following  responses  to the comments set forth in the Comment
Letter:

         Comment 1.

         Form 10-K for the fiscal year ended December 31, 2005

         Management's Discussion and Analysis

         Business and Overview, page 18

     1. We note your disclosure regarding net income excluding the gains of sales of securities, FHLBA prepayment penalty, and the write down and cost of disposal of ATMs. We also note your disclosure of "core earnings" on page 19 that represents earnings before the effect of investment security transactions. Please refer to Item 10(e) of Regulation S-K and tell us the following regarding each non-GAAP measure:

     o your conclusion as to whether each item is recurring or non-recurring in nature;

     o    how management uses the measure to conduct or evaluate your business;

     o the economic substance behind management's decision to use such a measure;

     o the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

     o the manner in which management compensates for these limitations when using the non-GAAP financial measure;

     o the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors; and

     o how the title or description of the non-GAAP financial measures is not the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures.

     Response: The write down and cost of disposal of the ATMs totaling $564,000 related to Wal-Mart terminating the agreement for Carrollton Bank, a wholly-owned subsidiary of the Company (the "Bank"), to provide ATMs at Wal-Mart, Sam's Club, and Wal-Mart Super Centers in Maryland, Virginia and West Virginia. Currently, the Bank has no other contracts of this nature and has not had any other such contracts over the past 2 years. Therefore, this charge is considered non-recurring in nature.

     The Bank paid off the $5 million FHLBA advance at 7.26% maturing May 24, 2010 and incurred a $506,000 prepayment penalty. The Bank has not entered into any long term borrowings in 2006. Since the advance was paid off, it would be considered non-recurring in nature.

     During the year ended December 31, 2005, the Company realized gains of $840,000 from the sale of marketable securities. The Company maintains a portfolio of marketable securities available for sale (the "AFS Portfolio") and may periodically sell securities from the AFS Portfolio. On July 7, 2005, the Company repurchased 42,500 shares of its outstanding stock for approximately $599,000. Simultaneously, on July 7, 2005, the Company sold marketable securities (consisting of shares of publicly traded common stock) from its AFS Portfolio in order to provide the cash for the Company to repurchase its shares and to pay estimated federal and state taxes on the gain realized from the sale of such marketable securities. These transactions would be considered recurring in nature. We believe that presentations of non-GAAP financial measures excluding certain items provide useful supplemental information to analysts and investors that better reflect our core operating activities. Moreover, we believe these measures are consistent with how investors and analysts typically evaluate our industry and by providing such information, we facilitate their analysis.

     Management considers whether the transaction would be recurring in nature and how analysts evaluate the Company when management evaluates the core earnings of the Company.

     We believe these non-GAAP measures provide information useful to investors in understanding our ongoing core business and operational performance trends. These measures should not be viewed as a substitute for GAAP. Management reviews these same non-GAAP measures internally.

     We do not believe that there are any material limitations associated with the use of these non-GAAP financial measures as compared to the most directly comparable GAAP financial measures of net income. Accordingly, there are no limitations to compensate for when using these non-GAAP financial measures.

     Certain of the excluded items have historically been recurring in nature such as gains and losses on the sale of securities. Furthermore, certain of the excluded items including the write down associated with the termination of the Wal-Mart ATM contract and the FHLBA prepayment penalty are non-recurring in nature. We believe that excluding such items facilitates evaluation and comparison of results for our core, ongoing business operations, and such items are not excluded to even out our earnings. As stated above, we believe that presentations of non-GAAP financial measures excluding certain items provide useful supplemental information to analysts and investors that better reflect our core operating activities. Moreover, as also stated above, we believe these measures are consistent with how investors and analysts typically evaluate our industry and by providing such information, we facilitate their analysis. We will continue to evaluate the relevance of these disclosures on an ongoing basis.

     The description of the non-GAAP financial measures is similar to the descriptions used for the GAAP financial measures. The descriptions of the non-GAAP financial measures, however, are set off from the descriptions of the GAAP financial measures by the phrase "using a non-GAAP financial measure" which precedes the discussion of non-GAAP financial measures. By including the additional non-GAAP financial measures, management's intent was to facilitate an investor or analyst's evaluation of the Company's results of operations from year to year. Management will assess the relevance of these disclosures on an ongoing basis.

     Comment 2. Please provide us with a similar response related to your non-GAAP measures presented in your September 30, 2006 Form l0-Q.

     Response: The check kiting charge of $1.8 million referred to in our September 30, 2006 Form 10-Q was incurred as a result of the activities of one of the Bank's commercial customers, which was a money service business. The Bank has discontinued providing services to money service businesses and has not incurred any other check kiting charges over the past 2 years. Therefore, the check kiting charge would be considered non-recurring in nature because the likelihood of a check kiting loss from a money service business has been eliminated.

     The Bank restructured $35 million of its total of $40 million in FHLBA advances and incurred a prepayment penalty of $2.3 million. The weighted average maturity of the $40 million fixed rate FHLBA advances was approximately 3.9 years. The refinancing of $35 million of fixed rate advances reduced the weighted average maturity from approximately 3.9 years to less than 6 months. This transaction is considered non-recurring since it significantly reduced the weighted average maturity of the FHLBA advances. Under the current ALCO strategy, the weighted average maturity of borrowings is not expected to be significantly extended.

     The Company incurred gains of $2.2 million from the sale of marketable securities. The Company maintains an AFS Portfolio and may periodically sell securities from the AFS Portfolio. The securities sold during the period covered by the September 30, 2006 Form 10-Q had significant gains. These transactions would be considered recurring in nature.

     Management considers whether the transactions would be recurring in nature and how analysts evaluate the Company when management evaluates the core earnings of the Company.

     We believe these non-GAAP measures provide information that is useful to investors in understanding our ongoing core business and operational performance trends. These measures should not be viewed as a substitute for GAAP. Management reviews these same non-GAAP measures internally.

     We do not believe that there are any material limitations associated with the use of these non-GAAP financial measures as compared to the most directly comparable GAAP financial measures of net income. Accordingly, there are no limitations to compensate for when using the non-GAAP financial measures.

     Certain of the excluded items have historically been recurring in nature such as gains and losses on the sale of securities. Although prepayment penalties were incurred on FHLBA advances in 2005 and 2006, the reasons for incurring the penalties were to payoff an advance and to restructure the weighted average maturities of long term advances. We believe that excluding such items facilitates evaluation and comparison of results for our core, ongoing business operations, and such items are not excluded to even out our earnings. Specifically, we believe that presentations of non-GAAP financial measures excluding certain items provide useful supplemental information to analysts and investors that better reflect out core operating activities. Furthermore, we believe these measures are consistent with how investors and analysts typically evaluate our industry and by providing such information, we facilitate their analysis. We will continue to evaluate the relevance of these disclosures on an ongoing basis.

     The description of the non-GAAP financial measures is similar to the descriptions used for the GAAP financial measures. The descriptions of the non-GAAP financial measures, however, are set off from the descriptions of the GAAP financial measures by the phrase "using a non-GAAP financial measure" which precedes the discussion of non-GAAP financial measures. By including the additional non-GAAP financial measures, management's intent was to facilitate an investor or analyst's evaluation of the company's results of operations from year to year. Management will assess the relevance of these disclosures on an ongoing basis.

     Comment 3. We note your disclosure of non-GAAP per diluted share measure that excludes gains of sales of securities, FHLBA prepayment penalty, and the write down and cost of disposal of ATMs. Note that ASR 142 states that per share data other than that related to net income, net assets and dividends should be avoided in reporting financial results. Although Item 10(e) of Regulation S-K does not include a prohibition on the use of per share non-GAAP financial measures, ASR 142 requires that the disclosure that explains how these measures are used by management and in what way they provide meaningful information to investors (as the per share measure would not depict the amount that accrues directly to shareholders' benefit) is critical. Please confirm that you will exclude the disclosure of non-GAAP earnings per share measures from future filings. Alternatively, provide us with your proposed future disclosure that clearly addresses the concerns raised in ASR 142. For additional guidance, refer to Question 11 of the June 13, 2003 Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

     Response: We will exclude the disclosure of non-GAAP earnings per share measures from future filings.

     Comment 4. Please provide us with a similar response related to your non-GAAP per share measures presented in your September 30, 2006 Form 10-Q.

     Response: We will exclude the disclosure of non-GAAP earnings per share measures from future filings.

     Comment 5.

     Consolidated Financial Statements

     Note 1 -- Summary of Significant Accounting Policies

     Derivative Instruments and Hedging Activities, page 41

     We note your disclosure that you designated the interest rate floor entered into in December 2005 as a cash flow hedge of future cash flows derived from adjustable rate home equity loans. Please provide us with the following information regarding this hedge:

     o    the specific designated risk being hedged;

     o the specific benchmark interest rates used for the loans and the floor;

     o    how you estimate the cash flows that are hedged;

     o    how you documented with sufficiently specify the hedged cash flows;

     o    how you assess at inception and an on-going basis; and

     o how you measure ineffectiveness, specifically identify which of the three methods described in SFAS 133 Implementation Issue No. G7 that you use.

     Response: On December 12, 2005, the Bank entered into an interest rate floor with a notional amount of $10 million with an effective date of December 14, 2005 and a scheduled termination date of December 14, 2010. The premium for the five year floor was $152,000. The floor's floating rate option is USD-Prime and the floor strike rate is 7%. The Bank is asset sensitive and has increased exposure in a declining interest rate environment. The interest rate floor will pay the Bank if the USD-Prime interest rate falls below the 7% strike rate. The floor floating rate adjusts quarterly beginning March 14, 2006. The Bank's outstanding adjustable rate home equity loans adjust the day that USD-Prime decreases. The floor and the home equity loans float off of USD-Prime. The risk being hedged is the interest rate exposure to a decrease in the expected interest receipts of $10 million principal of home equity loans in a declining interest rate environment.

     The cash flows are estimated at the notional amount multiplied by the strike rate ($10,000,000 * 7% = $700,000).

     At inception and at December 31, 2006, the Bank has identified over $20 million of home equity loans that float at USD-Prime + 0 margin. The Bank expects this pool of loans to increase over the remaining four years of the floor. However, the composition of the loans may change due to prepayments, additional principal advances under the home equity lines of credit, new home equity loans originated and potential defaults. The Bank can identify the first USD-Prime based interest payments received each quarter for the next four years that, in the aggregate for each quarter, are payments on $10 million principal of its existing USD-Prime + 0 margin floating rate home equity loans. Any USD-Prime + 0 based interest payments received by the Bank after it has received payments on the $10 million aggregate principal would be unhedged interest payments for that quarter.

     At inception and on an on-going basis, the expected effectiveness of the hedge was, and is, based on the extent that changes in USD-Prime have occurred during a quarter compared to the actual date that USD-Prime decreased during the quarterly reset period. The hedge would be ineffective to the extent that the change in cash flows of the home equity loans for the quarter was not offset by the change in the cash flows of the floor for the portion of the quarter that the floor rate did not adjust. Thus, the hedge will only be ineffective to the extent that the USD-Prime has decreased below 7% between the 14th of the quarterly reset period and the actual date prime decreased in the quarterly reset period. Pursuant to SFAS 133 Implementation Issue No. G7, we utilize the change in variable cash flows method to measure ineffectiveness. Based on the expected Federal Open Market Committee (FOMC) meeting dates in 2006, the average number of days between a FOMC meeting and the floor quarterly reset date was 51 days. The estimated cash flow shortfall for 51 days at 25 basis points (0.25%) would be $3,493. For subsequent quarters, the decrease in the cash flow from the $10 million of home equity loans would be offset by the cash flow from the floor.



     Carrollton Bancorp hereby acknowledges that:

     o It is responsible for the adequacy and accuracy of the disclosure in the filing;

     o    Staff  comments or changes to disclosure in response to staff comments
          do  not  foreclose  the  Securities  and  Exchange   Commission   (the
          "Commission") from taking any action with respect to the filing; and

     o It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you believe that our responses to your comments require discussion, our Chief Financial Officer, James Uveges (410-536-7308) and our counsel Charles Moran of Ballard Spahr Andrews & Ingersoll, LLP (410-528-5689) will be available to speak with you at your convenience.


                                          Sincerely yours,


                                           /s/Robert A. Altieri
                                           Chief Executive Officer and President